05056665

SOUTH DAKOTA SOYBEAN PROCESSORS LLC



PROCESSED
JUN 0 7 2005
THOMSON FINANCIAL

2004 ANNUAL REPORT

SEC MAIL PROCESSING
RECEIVED
JUN - 2 2005
WASH., D.C.
SECTION

Mission Statement

South Dakota Soybean Processors is a value added company of agricultural producers with emphasis on adding value to soybeans. Our goal is to be financially strong and make a maximum value added payment to our members while maintaining growth and stock value. South Dakota Soybean Processors will maintain a competitive position in the market place by providing quality products to our customers with highly efficient and cost effective processes.

South Dakota Soybean Processors will ensure success through teams of dedicated and competent Board of Managers and associates. We will seek to meet the needs of our members in a friendly and professional manner, and to listen to suggestions from members, associates, and customers.

Financial Highlights
Amounts in Thousands

For the Year Ended Dec. 31	2004	2003	2002
Bushels Processed	26,823	28,384	27,964
Revenues	$238,211	$207,257	$159,489
Earnings	689	3,395	6,612
Capital Expenditures	1,210	1,017	4,645
Depreciation and Amortization	3,733	3,012	2,751
At Year End	**2004**	**2003**	**2002**
Total Assets	72,500	81,617	70,285
Long-term Obligations	9,115	17,664	10,235
Members' Equity	32,123	34,731	33,876

SOUTH DAKOTA SOYBEAN PROCESSORS

100 Caspian Ave.
P.O. Box 500
Volga, SD 57071

Phone: (605) 627-9240
Fax: (605) 627-5869
Selling Beans: (888) 737-7888
Buying Meal: (888) 289-6325
Web Site: http://www.sdsbp.com
USSC Web Site: http://www.soyol.com



Letter from the President:

As I look back over the last 10 years, I am filled with gratitude for the vision & commitment of 2100 members who made SDSP a reality. Together we have changed the way we look at adding value to our farms and communities.

I want to say thank you to our 21 member board of managers who have given of their time & talent to keep SDSP financially strong and return as big a dividend to you as possible. Thank you to our management team and associates for the great job you have done. You are the ones that keep SDSP running smoothly.

2004 has been a wild year with a short soybean crop and $10.00 soybeans, then dropping below $5.00 at harvest. It has been a real challenge for Tom Kersting & his team to stay on top of the market. The good news is, as farmers, we have been able to market our soybeans at the Chicago Board price or better. With that SDSP was still able to make a small profit this year.

We have been talking about our Soyol™ project for several years. This year we have made great strides in the carpet industry, spray on insulation, pick-up bed liners, foam seat cushions, and pultrusion door and window frames. I believe the future of SDSP looks very good as we turn our soybean oil into Soyol™ and market it through Urethane Soy Systems Company.

This is my last year serving on the board of managers. It has been a very rewarding and educational experience. I especially want to thank my wife Lois and my son Paul for allowing me time to be away from home while on SDSP business. Have a great 2005!

Marvin Hope

Marvin Hope
President, Board of Managers



Letter from the CEO:

2004 – What a year in the soybean business! SDSP's fiscal year started with a short 2.4 billion crop followed by a record setting 3.1 billion bushel crop in the fall. Volatility in the market place was the norm. The year ended with falling soybean prices creating reluctant soybean sellers. Soybean margins were under pressure in the 1st and 4th quarters as processors struggled to originate soybeans to meet product contracts. The industry gained better margins in the 2nd and 3rd quarters as it matched processing with soybean availability. The combination of the short 2003 soybean crop followed by the record setting 2004 soybean crop created the most challenging and difficult environment for SDSP in our core business since 1997. Combined with Urethane Soy Systems Company's (USSC) development stage losses, SDSP recorded a profit of $690,000 which is the second lowest since our inception. However, it is important to look beyond the consolidated results to understand SDSP's true performance in 2004.

Without the impact of USSC, a polyurethane business in which we have a majority interest, SDSP's gross margin (revenues minus cost of goods sold) was up $1.1 million even though we processed nearly 1.5 million fewer bushels. Revenues from non-operating activities such as construction management and oil storage dropped by $2.6 million in 2004 due to completion of the Minnesota Soybean Processors (MnSP) plant at the end of 2003 and oil storage contracts that were not renewed. However, those revenues were partially replaced with an agreement with MnSP to provide management services which substantially reduced SDSP's operating expenses. The bottom line: SDSP generated $2.3 million in profit from converting soybeans to meal and oil. *SDSP's commercial team who is responsible for procuring soybeans, selling soybean products, and managing commodity price risk was outstanding throughout this volatile year.* Compliments also go to our plant operating team for their efforts to lower energy consumption and increase soybean refining volume and yields.

As mentioned previously, our consolidated results reflect our 58 percent ownership in USSC, a development stage company. In simple terms, we spend more in research, development, and marketing than we generate. Significant progress has been made with USSC in 2004. Highlights include:

- Addition of a chemistry lab, an application lab, and a pilot plant with qualified technical staff in June 2004.
- An increased product palette from 2 Polyols to 15 Polyols with a corresponding increase in quality and functionality to meet a wider range of customer needs.
- USSC technical assistance to customers incorporating Soyol™ into their systems formulation.
- Increased customer activity including production trials.

Admittedly, I am 12 to 15 months behind our original plans with USSC. While I am extremely pleased of USSC's progress over the last twelve months, we do not expect to make a profit with USSC until 2006.

I am confident and excited about SDSP's future. Unfortunately, 2005 is bringing some of the same market challenges to our core soybean business that we faced in 2004. However, I am optimistic that our team will meet these challenges as well as they have in the past.

Rodney Christianson
Chief Executive Officer

Letter to shareholders:

2004 will be remembered as the year when soybeans became difficult to find. Soybean production in the United States dropped by 14 percent to 2.4 billion bushels in the fall of 2003 down from 2.8 billion in 2002. Soybean production in South Dakota, which represents nearly 90 percent of our soybean source, fell 12 percent or 14 million bushels during the same period. Strong export demand compounded these shortages. Early in the year, many analysts and experts were predicting the United States would run out of soybeans by the end of July 2004. Soybean production improved dramatically in the fall of 2004 with a record crop of more than 3.1 billion bushels nationwide. The abundant supply eased fears that soybeans would become hard to find. Unfortunately, the large crop had a negative impact on prices. This coupled with unfavorable Loan Deficiency Payments on soybeans, made producers reluctant to sell soybeans. Ironically, SDSP faced the same challenge as it did a few months earlier when supply was tight but for a greatly different reason.

The SDSP team creatively met these challenges head-on and made difficult decisions to keep the plant running at capacity levels and to preserve confidence among our customers. SDSP employees worked diligently with producers and elevators to secure an adequate supply of soybeans throughout the summer. Soybean meal and oil customers were kept abreast of plant production estimates on a weekly basis. We appreciate the continued loyalty from our producers and customers in the past year and vow to keep a keen focus on providing high quality service into the future.

Earnings Summary

Consolidated net proceeds declined by almost 80 percent from $3.4 million in 2003 to $689,000 in 2004. Non-operating income related to construction management and oil storage fell from $2.9 million to $254,000 and losses from our development stage subsidiary, USSC, increased from $648,000 to $959,000 during this same period. Administrative expenses increased significantly from $3.6 million to $4.5 million due to the non-cash amortization of purchased patents from USSC and an increase in USSC administrative expenses overall. Our cost-share management contract with MNSP helped ease the impact of these conditions by reducing operating expenses by approximately $1.0 million. Higher interest rates contributed to a rise in interest expense of 78 percent from $802,000 to $1.4 million.

USSC is a development stage company in which we own a 58 percent share. As a development stage company more is spent on research, development, and marketing than is generated in revenue. We estimate that losses will continue throughout 2005 and project improvement sometime in 2006.

Changes in Earnings Structure

(000's)	2004		2003		2002	
Bushels Crushed	26,823		28,384		27,964	
Refined & Bleached Oil Tons Produced	140,381		128,641		38,850	
		$ per Bu		*$ per Bu*		*$ per Bu*
Net Revenue	$ 238,211	8.88	$ 207,257	7.30	$ 159,489	5.70
Cost of Revenue	(232,704)	(8.68)	(203,022)	(7.15)	(152,584)	(5.46)
Gross Profit	5,507	0.21	4,235	0.15	6,905	0.25
Admin. Expense	(4,477)	(0.17)	(3,639)	(0.13)	(2,680)	(0.10)
Interest Expense	(1,426)	(0.05)	(802)	(0.03)	(542)	(0.02)
Non Operating Revenue	254	0.01	2,915	0.10	3,413	0.12
Patronage Dividend	154	0.01	98	0.00	37	0.00
Net Proceeds	$ 689	0.03	$ 3,395	0.12	$ 6,613	0.24

Soybean Processing

Crush statistics in 2004 were lower due a limited availability of soybeans. Although soybean meal values were very poor early in the year, this quickly changed during the summer months when they began trading extremely high. Soybean prices ranged from a high of $10.54 in May to a low of $4.74 in October with price swings on the Chicago Board of Trade of 30 cents or more during spring and summer months. Proper use of hedging and other risk management strategies were vital in limiting our exposure to these volatile markets. Soybean oil values remained above average throughout the year, but the tight soybean situation overshadowed all other market activities.

Volume Processed

	Units	2004	2003	2002
Soybeans Crushed	Bu. (000's)	26,823	28,384	27,954
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Energy prices represent approximately 37 percent of processing expenses. Natural gas prices continued to rise above average and, as a result, management placed a higher priority on energy conservation. Without any major downtime, SDSP was able to complete installation of a heat recovery system to lower gas usage. The new system allows the reuse of waste heat lost in the exhaust stacks to preheat boiler water intake. The system is projected to return its cost within one year of operation.



Passage of the Clean Air Act by Congress resulted in more stringent restrictions imposed on industries such as SDSP which use solvent extraction in their operation. The Act imposes a limit on the amount of hexane usage and, with hexane prices increasing, there is additional incentive to keep usage low. Since the original design would not have met the new regulation, our team worked aggressively on equipment upgrades to comply with the new restrictions. As a result, we were able to meet the new mandate two years ahead of the required deadline.

Oil Refinery

The soybean oil refinery faced a number of challenges during the year ended 2004. One main focus was reducing raw material usage to reduce costs and boost efficiency. We achieved this by completing modifications to our bleaching process that reduced our clay usage by 30 percent. We continue to seek other methods to improve value and reduce costs.

The bio-diesel industry in the United States is poised for dramatic growth within the next few years as some state and local governments mandate minimum bio-diesel levels. SDSP responded to this opportunity by developing and marketing a new soybean oil product specifically designed for use in the manufacturing of bio-diesel. The new product, SoyPure™, is pure virgin soybean oil pretreated and designed to improve efficiency and lower bio-diesel manufacturing costs. In late 2004, SDSP began shipping SoyPure™ to a bio-diesel production plant in Minnesota. These shipments gave the refinery the flexibility to produce a record amount of soybean oil for the month of December 2004.

SOYPURE™

Other Activities

As part of our cost-share management agreement with MnSP, our Engineering Department spent a considerable part of 2004 assisting with the construction of MnSP's new biodiesel refinery in Brewster, Minnesota. Groundbreaking at the plant was held in November 2004 with an estimated completion date of August 2005. The project is designed to produce 30 million gallons of biodiesel per year.



Urethane Soy Systems Company

USSC is our developmental stage company in which we further our research, development, and marketing of Soyol™, a polyol derived from soybean oil and used for the production of polyurethane products. USSC's mission is to add value by improving the quality and performance of Soyol™ in order to increase marketplace acceptance and versatility for bio-based polyurethane products.

During the past year, USSC added a pilot plant, an application lab, and a chemistry lab to conduct small scale trials and experiments of polyol applications and systems. Our USSC team has conducted approximately 88 experiments with Soyol™ and their efforts have helped identify areas to improve production times as well as the ability to develop new Soyol™ products.

SoyComfort™ SoyMatrix™ SoyTherm™ Bio-Tuff™

As a means of developing greater brand recognition and awareness, USSC introduced new product names for its base polyols and systems during 2004. USSC labeled its system for the flexible foam market as SoyComfort™. Among other things, the SoyComfort™ product is being tested in the manufacture of seat cushions and carpet backing. Progress made in the composites market was labeled as SoyMatrix™ which has been tested in pultrusion and filament winding systems. USSC labeled its system for the rigid spray foam market as

SoyTherm™ which is currently being tested for various insulation applications. Bio-Tuff ™ is the brand name for USSC's spray-on bed liner material and other applications for this product are also being explored.

USSC and SDSP have been successful in securing numerous US and foreign patents for the manufacture and production of products from soy-based polyol with additional patents pending. The patents include the use of vegetable oil-based polyols to make polyurethanes, polyurethanes that could be produced from such polyols, and, more specifically, foams produced from such polyols.

In some cases, petroleum-based polyurethane prices are as much as 50 percent higher than they were at the beginning of the year. The rise in petroleum prices favors development of soy-based polyurethane and positions USSC for growth once research and development challenges can be met. Industry interest in soy-based polyurethane has been on the rise as manufacturers look for ways to soften these price increases.





Our Dedicated Team





Board of Managers

Front L to R: Wayne Enger, Dean Christopherson, Laron Krause, Peter Kontz, Marvin Goplen, Gerald Moe Middle L to R: Danny Potter, Bryce Loomis, Steve Preszler, Tony VanUden, Dale Murphy, Ardon Wek, Lyle Trautman Back L to R: Delbert Tschakert, Dan Fiege, Jim Jepsen, Rodney Skalbeck, Ryan Hill, Marvin Hope, Paul Barthel, Maurice Odenbrett

District 1:	Marvin Hope, President Dale Murphy Byrce Loomis	District 5:	Ryan Hill Dean Christopherson Maurice Odenbrett
District 2:	Laron Krause Gerald Moe Delbert Tschakert	District 6:	Lyle Trautman Tony Van Uden Daniel Potter
District 3:	Dan Feige, Vice President Steven Preszler Ardon Wek, Secretary	District 7:	Wayne Enger Marvin Goplen Rodney Skalbeck
District 4:	Jim Jepsen Paul Bartel Peter Kontz		

SoyPure™

SoyMatrix™ SoyTherm™

SoyComfort™ BioTUFF



2004 ANNUAL REPORT